March 9, 2018

Amanda Abrams
Corporate Development
Fintech Acquisition Corp. III
2929 Arch Street, Suite 1703
Philadelphia, PA 19104

       Re: Fintech Acquisition Corp. III
           Draft Registration Statement on Form S-1
           Submitted February 13, 2018
           CIK No. 0001729756

Dear Ms. Abrams:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 13, 2018

Signatures, page II-7

1. Please indicate who will be signing in the capacity of principal accounting officer or controller. Refer to Instruction 1 to the Signatures section on Form
S-1.
General

2. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
 Amanda Abrams
Fintech Acquisition Corp. III
March 9, 2018
Page 2
       not they retain copies of the communications.

        You may contact Claire Delabar, Staff Accountant, at 202-551-3349 or Terry French,
Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at
202-551-7237 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

FirstName LastNameAmanda Abrams                            Division of
Corporation Finance
Comapany NameFintech Acquisition Corp. III                 Office of
Telecommunications
June 16, 2017 Page 2
cc: Mark Rosenstein
FirstName LastName